FOIA Confidential Treatment Request
The entity requesting confidential treatment is: Red Hat, Inc. 1801 Varsity Drive Raleigh, North Carolina 27606 Attention: Michael R. Cunningham, Esq. EVP & General Counsel 919-754-3700, ext. 44184

October 24, 2012

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2012

Filed April 25, 2012

File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated September 26, 2012. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 29, 2012

Business

Backlog, page 9

1.	In your Q4 Fiscal 2012 earnings call, we note a statement by management that your bookings growth was over 30% for the fiscal year. As this does not clearly reconcile with the increase in the amount of off balance sheet backlog as disclosed in your Form 10-K or the increase in the total value of non-cancellable subscription and service agreements (on and off balance sheet) disclosed, please explain how this growth rate was calculated.

Response:

The fiscal year 2012 annual growth rate for bookings stated on the Q4 earnings call as being “over 30%” was calculated by dividing the total US dollar value for worldwide customer orders (“bookings”) in fiscal year 2012 by the total US dollar value of bookings in fiscal year 2011. We translate bookings in foreign currencies into US dollars using exchange rates as of the date the order is processed. Bookings data are derived from our “front-end” customer relationship management system database, which tracks gross customer orders for sales staff compensation purposes.

Gross customer orders may include amounts that are subsequently adjusted for marketing development discounts and customer cancellations or changes, among other items. Because adjustments to such front-end bookings data may occur as the underlying contract terms are reviewed and subjected to the application of GAAP guidelines, we state off-balance sheet backlog amounts in our Annual Report on Form 10-K as a conservative approximation, e.g. “in excess of $200 million” at

February 29, 2012 and “in excess of $190 million” at February 28, 2011.

An approximation of bookings (a “bookings proxy”) can be derived by using GAAP measures disclosed in our Annual Report on Form 10-K as well as the off-balance sheet backlog reported therein, as follows:

	2012	2011	Growth %
Revenue as reported on our Consolidated Statements of Operations	$1,133,103	$909,277	24.6%
Change in deferred revenue as reported on our Consolidated Statements of Cash Flows	$176,855	$112,724	56.9%
Change in off balance sheet backlog reported in ITEM 1. Business – Backlog (approximate)	10,000	0	—

Bookings proxy	$1,319,958	$1,022,001	29.2%

The difference between the actual calculation of bookings growth at “over 30%” and the 29.2% growth of the bookings proxy reflected above is principally related to adjustments to gross bookings data as stated above, differences in foreign currency translation of gross bookings vs. the GAAP elements included in the reconciliation above and our use of a conservative approximation for off-balance sheet backlog in our Annual Report on Form 10-K, and we believe the difference is not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Deferred Revenue, page 45

2.	We note your disclosure that because of the company’s subscription model and revenue recognition policies, deferred revenue improves predictability of future revenue. We further note your disclosure on page 44 that deferred revenue is one of the factors considered in evaluating the performance of your business. Please tell us what consideration was given to further describing how you considered deferred revenue, including any metrics used, in evaluating performance to enhance a reader’s understanding of the changes in financial condition and results of operations. In evaluating deferred revenue, describe how you take into account the various factors you mention in your response to prior comment 3 when you state that you believe that bookings are not a reliable indicator of revenues and may vary for several reasons. Please refer to Instructions 1 and 2 of Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

We believe deferred revenue is a more reliable indicator of future revenue than bookings because (i) deferred revenue is a U.S. GAAP measure and therefore well-defined and (ii) the accretion of deferred revenue into revenue is subject to less variability than the processing of bookings into revenue for the reasons listed in our response to your prior comment no. 3 (such as timing and duration of large customer agreements, currency translation differences and cancellations resulting from a change in customer circumstances). For example, current deferred revenue by definition converts to revenue within twelve months of the balance sheet date and thereby establishes a revenue baseline. Similarly, long-term deferred revenue provides a baseline of revenue beyond twelve months. Further, an increase in total deferred revenue is an indicator of the extent to which billings exceed revenue, improving current operating cash flow and leading to future revenue growth. In subsequent filings on Form 10-K, we will include additional disclosure that explains why we believe deferred revenue is helpful in understanding our financial condition and future results of operations.

In forecasting future revenue, we evaluate deferred revenue and take into account some of the same factors mentioned in our response to your prior comment no. 3 concerning bookings such as complex multi-element agreements and foreign currency fluctuations which may impact the amount and timing of revenue recognition. Deferred revenue represents the cumulative amounts actually billed to customers not yet taken into revenue and is a far better predictor of future revenue than bookings. Bookings may include amounts which are subject to change and, in some instances, the amounts eventually billed may be different than the amounts in the original customer order. Further, the accretion of deferred revenue into revenue is not subject to the same volatility as quarterly bookings and is consistent with our subscription revenue model.

June 20, 2012 Q1 Fiscal 2013 Earnings Call

3.	In your response to prior comment 3 regarding the data on historical quarterly billings and quarterly billings proxy growth presented on June 27, 2012 at Analyst Day, you indicate that this was intended to illustrate (i) the recurring quarterly pattern of business each year and (ii) the impact of foreign currency fluctuations on billings growth in U.S. dollars. To help us better understand the recurring quarterly pattern of business and any differences between patterns in billings compared to bookings, please provide us with similar data regarding historical quarterly bookings. To the extent that there are any significant differences in overall trends or patterns highlighted when comparing such data to the quarterly billings data, explain to us the underlying reasons.

Response:

Exhibit A1 provides the requested historical information with respect to our quarterly bookings and billings proxy in U.S. Dollars. In addition, we have added revenue information for your reference. As shown in Exhibit A, we believe there are no significant differences in the overall trends or patterns of bookings and billings

[1]	As indicated in our supplemental letter dated October 24, 2012 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Michael R. Cunningham, EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, NC 27606, (919) 754-3700, ext. 44184, before it permits any disclosure of the materials provided.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.

Charles E. Peters, Jr.

EVP & Chief Financial Officer

Red Hat, Inc. cc: Joyce Sweeney, Staff Accountant

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